UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934


                       TTI Team Telecom International Ltd.
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                                (Name of Issuer)

                       Ordinary Shares, NIS 0.5 par value
---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M88258104
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                                 (CUSIP Number)

                          Team Software Industries Ltd.
                              7 Martin Gehl Street
                           Kiryat Aryeh, Petach Tikva
                                     Israel
                                 972-3-927-8444
                       Attention: Chief Financial Officer
---------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 2005
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             (Date of Event which requires Filing of this Statement)
---------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. |_|

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of at section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS:      Team Software Industries Ltd.

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):   N/A

----------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                    (a)  |_|

                                    (b)  |_|
----------------------------------------------------------------------
3. SEC USE ONLY


----------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

   N/A
----------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)
----------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION:        Israel

----------------------------------------------------------------------
                         7.    SOLE VOTING POWER:     0
       NUMBER OF
                        ----------------------------------------------
        SHARES
                         8.    SHARED VOTING POWER: 680,230
     BENEFICIALLY
                        ----------------------------------------------
        OWNED BY
                         9.    SOLE DISPOSITIVE POWER: 0
         EACH
                        ----------------------------------------------
       REPORTING
                         10.   SHARED DISPOSITIVE POWER: 680,230
        PERSON
                        ----------------------------------------------
         WITH


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  680,230

-------------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS):     |_|

-------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    3.7%

-------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO
--------------------------------------------------------------------------

------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS: Team Computers and Systems Ltd.

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A

------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                            (a)  |_|

                                            (b)  |_|
-------------------------------------------------------------------------
3. SEC USE ONLY


-------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

   N/A
-------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION:      Israel

-------------------------------------------------------------------------
                         7.      SOLE VOTING POWER:    0
       NUMBER OF
                         8.      HARED VOTING POWER: 693,688
        SHARES
                         9.      SOLE DISPOSITIVE POWER: 0
     BENEFICIALLY
                         10.     SHARED DISPOSITIVE POWER: 693,688
        OWNED BY

         EACH

       REPORTING

        PERSON

         WITH

---------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:   693,688

---------------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): |_|

---------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.7%

--------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
---------------------------------------------------------------------------

-----------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS: Arad Investments and Industrial
                               Development Ltd.

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A

-----------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2.
                            (a)    |_|

                            (b)    |_|

-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

   N/A
-----------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e) |X|
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

-----------------------------------------------------------------------------
                         7.      SOLE VOTING POWER:   0
       NUMBER OF
                         8.      SHARED VOTING POWER: 3,652,476
        SHARES
                         9.      SOLE DISPOSITIVE POWER: 0
     BENEFICIALLY
                         10.     SHARED DISPOSITIVE POWER: 3,652,476
        OWNED BY

         EACH

       REPORTING

        PERSON

         WITH
------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  3,652,476

------------------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS):   |_|

-----------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.7%

-----------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS: Shlomo Eisenberg

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A

-------- --------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                       (a)   |_|

                       (b)   |_|
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

         BK
-----------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e): |X|
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION:     Israel

-----------------------------------------------------------------------------

       NUMBER OF         7.    SOLE VOTING POWER:   28,101

        SHARES
                         8.    SHARED VOTING POWER: 3,652,476
     BENEFICIALLY
                         9.    SOLE DISPOSITIVE POWER: 28,101
        OWNED BY
                        10.    SHARED DISPOSITIVE POWER: 3,652,476
         EACH

       REPORTING

        PERSON

         WITH


---------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:   3,680,577

---------------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS):     |_|

---------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9%

---------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN
---------------------------------------------------------------------------





         This Amendment No. 6 amends Amendment No. 2 to the Statement on
Schedule 13D dated December 3, 2002, as amended by Amendment No. 3 thereto dated December 9, 2002, Amendment No. 4 thereto dated March 24, 2003 and Amendment No. 5 thereto dated March 24, 2005 (together, the "Schedule 13D"), relating to the ordinary shares, par value NIS 0.5 per share
(the "Ordinary Shares") of TTI Team Telecom International Ltd. ("TTI"), a company incorporated under the laws of the State of Israel, previously filed by Team Software Industries Ltd. ("Team Software"), Team Computers and Systems Ltd. ("Team Computers"), Arad Investments and Industrial Development Ltd. ("Arad") and Shlomo Eisenberg ("Mr. Eisenberg").


Item 5. Interest in Securities of the Issuer:

     Item 5(a) of the Schedule 13D is hereby amended by replacing it in its entirely with the following:

     (a) Amount beneficially owned:

                  See Row 11 of the cover page for each Reporting Person.

                  (i) Team Software holds 680,230 Ordinary Shares.

                  (ii) Team Computers holds 13,458 Ordinary Shares. In addition, Team Computers holds 100% of the issued and outstanding shares of Team Software, and therefore may be deemed to beneficially own the Ordinary Shares held by Team Software.

                  (iii) Arad, directly and indirectly (through a wholly owned corporation), holds 2,958,788 Ordinary Shares. In addition, Arad owns 57.3% of Team Computers and, therefore, may be deemed to beneficially own the Ordinary Shares held by Team Computers and Team Software. Arad disclaims any such beneficial ownership.

                  (iv) Mr. Eisenberg holds 28,101 Ordinary Shares. In addition, Mr. Eisenberg, directly and indirectly (through a wholly owned corporation), owns approximately 14.6% of Team Computers and is also a member of the controlling group of shareholders of Arad. In addition, he is the chairman of the board of the directors of Team Software, Team Computers and Arad. Therefore, Mr. Eisenberg may be deemed to beneficially own the Ordinary Shares held by Arad, Team Computers and Team Software. Mr. Eisenberg disclaims any such beneficial ownership.

           Percent of class:

                  See Row 13 of the cover page for each Reporting Person. As of March 20, 2005, the Company had 18,509,327 shares outstanding, consisting of 11,872,938 Ordinary Shares and 6,636,389 Series A Convertible Preferred Shares, which have one vote per share.

     Item 5(c) of the Schedule 13D is hereby amended by adding the following:

           On March 31, 2005 and April 1, 2005, Team Computers sold an aggregate of 25,800 Ordinary Shares in multiple transactions on the Nasdaq Stock Market for an average price of $1.96 per share.

           On April 19, 2005, Team Computers distributed to its shareholders of record as of April 3, 2005, 5,166,062 Ordinary Shares (or approximately 27.9% of the outstanding share capital of the Company) for no consideration.

     Item 5(e) of the Schedule 13D is hereby amended by adding the following:

           On April 19, 2005, Team Computers and Team Software ceased to be the beneficial owners of more than 5% of the outstanding Ordinary Shares.


Item 7.   Material to Be Filed as Exhibits

Exhibit A         Joint Filing Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2005

                                   TEAM SOFTWARE INDUSTRIES LTD.


                                   By: /s/ Shlomo Eisenberg
                                       ---------------------------
                                       Shlomo Eisenberg, Chairman



                                   TEAM COMPUTERS AND SYSTEMS LTD.


                                   By: /s/ Shlomo Eisenberg
                                       ----------------------------
                                       Shlomo Eisenberg, Chairman


                                   By: /s/ Alon Raz
                                       ----------------------------
                                       Alon Raz, CFO


                                   ARAD INVESTMENTS AND INDUSTRIAL
                                   DEVELOPMENT LTD.


                                   By: /s/ Shlomo Eisenberg
                                       ----------------------------
                                       Shlomo Eisenberg, Chairman


                                   By: /s/ Ilan Toker
                                       ----------------------------
                                       Ilan Toker, President and CFO



                                       /s/ Shlomo Eisenberg
                                       ----------------------------
                                       SHLOMO EISENBERG

                                    EXHIBIT A

                                    AGREEMENT


         The undersigned hereby agree to the joint filing on their behalf of the statement to which this exhibit is appended.

May 8, 2005

                                  TEAM SOFTWARE INDUSTRIES LTD.


                                  By: /s/ Shlomo Eisenberg
                                      ----------------------------
                                      Shlomo Eisenberg, Chairman


                                  TEAM COMPUTERS AND SYSTEMS LTD.


                                  By: /s/ Shlomo Eisenberg
                                      ----------------------------
                                      Shlomo Eisenberg, Chairman


                                  By: /s/ Alon Raz
                                      -----------------------------
                                      Alon Raz, CFO


                                  ARAD INVESTMENTS AND INDUSTRIAL
                                  DEVELOPMENT LTD.


                                  By: /s/ Shlomo Eisenberg
                                      ----------------------------
                                      Shlomo Eisenberg, Chairman


                                  By: /s/ Ilan Toker
                                      ----------------------------
                                      Ilan Toker, President and CFO



                                      /s/ Shlomo Eisenberg
                                      ----------------------------
                                      SHLOMO EISENBERG